INVEST IN **DENTAL DASH BY WOOBIE**

Simplifying dental practice management with a dash a day!



Dental Dash
My Practice
Daily Huddle
My Recommends
Tools
Jane Robertson
Good Morning, Jane
Here's an overview of the last 30 days in your practice
24th July, 2021
8:00 pm
Patiens
143
Efficiency
124 pts
Collections
$5,469
Full Info
Traffic sources
Benchmarks
Impressions
1.9M
Engagements
36,6k
Conversions
1.9M
Upcoming Schedule & Opportunities

dentaldash.co Lehi UT

Software | Technology | Artificial Intelligence | Saas | Health and Fitness

LEAD INVESTOR



Sam Scherer

Woobie is run by a best-in-class team led by David Spencer. I've known David for three years, and he is the real deal. The team has deep technical expertise and leadership experience in the dental and healthcare industries. They have a highly scalable business model, and I look forward to watching them grow! Woobie is purpose-built software in a highly fragmented dental software market, with attractive go-to-market fundamentals. Finally, Woobie's platform can be repurposed for future uses besides dental such as the construction market.

Invested $20,000 this round

Highlights

1. $5.7B OPPORTUNITY streamlining manual and error-prone dental billing systems

Highlights

1. $5.7B OPPORTUNITY streamlining manual and error-prone dental billing systems

2. EXPERIENCED TEAM has taken other ML products to market, led dental groups, and published related research
3. FREEMIUM W/ EXPENSIVE ALTERNATIVES - Others start at $500/month and require consultants to provide the most value
4. LARGE UNDERSERVED MARKET - $128B Dental industry is >80% local businesses & don't use enterprise software
5. MULTIPLE REV STREAMS from SaaS subscriptions, payment processing, and billing automation fees
6. EASE OF CONVERSION - Customers can start for free and never need to shed staff to gain value

Our Team



David Spencer CEO

Our Team

David Spencer CEO



Former Army Ranger, Technical Intelligence Officer, and Private Equity Associate. Launched 2 integrated intelligence systems with embedded analytics and co-founded a growing dental group.

I left a private equity firm to start a dental group and then saw how the available tools didn't meet our needs. I applied the same lessons I learned in the tech intelligence community to our practice analytics. Without Woobie, only corporate groups will have access to this tech, leaving 80% of dentists to fend for themselves in QuickBooks.

avatar for Kayle Buchanan

Kayle Buchanan Mission Support Lead

Special Operations Veteran & Attorney



Russ Robson Revenue Lead

Special Operations Veteran

Our Founding Story


Born in a Dental Practice
RIVERBEND
—FAMILY DENTAL CARE—
Profit & Loss
September 2020
Daily Procedures
Riverbend Family Dental Care
All Providers

Before founding Woobie, David co-founded Shasta Dental Services. Shasta is an emerging dental support organization (DSO) in Northern California. Shasta provides non-clinical management support to affiliated dental practices.

After acquiring a first and then second practice, David and his team began to realize that it was common for dental office staff to struggle with the billing process, or more broadly the management of the revenue cycle. If a single staff member called out sick for one day it could disrupt the insurance billing workflows for the rest of the week as benefits stopped being verified or insurance claims went unfiled for days.

Tracking and verifying the status of claims and payments took manual processes and checking multiple tools and accounts. It was safe to assume that the core software (PMS) running the office was going to be wrong unless you were the one that just manually entered the data.

David and his team spent months searching for and evaluating different tools and combinations of tools to simplify the billing cycle and have a better understanding of the health of the practice each day. They found that while existing business intelligence tools for dental practices were great at displaying metrics about patient retention and top-line revenue, it only covered data from within the core software - that we already didn't trust.

Realizing the Greater Problem


Dental Revenue Cycle is
opaque, error-prone, & costly
No View of What is Profitable
Dentists lack tools to manage for the bottom line and grow profitability
3x Medical Claim Denial Rate*
high school-educated staff Constantly Switch between 5+ Tools in a Workflow
Intelligence Tools Req. Expert Help
Current QBO + PMS stack fail, expensive consulting as best way to negotiate w/ insurers

David hired a consultant and then a billing manager at the group level. They were a great help but the consultant took three months and $9000 to diagnose and recommend fixes for Riverbend, and the billing manager streamlined processes. That experience manager still worked with the same set of outdated tools, waiting for billing coordinators in the offices to update her daily. While the quality of claims improved, there were still errors and denials on a regular basis.

The consultant noted that this was common in small practices and David's experience diligencing practices for potential acquisition confirmed the breadth and the impact of current billing tools and practices: claims denials significantly higher than in medical billing, difficulty seeing what is profitable leading to ignoring the bottom line in management practices - take a look, dental vendors and blogs focus on the top line only.

An Internal Tool


A Single Tool: Visualize Costs
& Automate Billing Tasks
Measure
Unit-Level Profit
Analyze
Contracts & Ops
Simplify
Billing Process

David drew on his background developing and deploying machine learning technology in the intelligence community in finding a solution for Shasta and its affiliated practices - like Riverbend. He imagined giving his staff a single tool to integrate practice data, patient payments, insurance eligibility/claims/status, and bank deposit records.

First David saw that data all in one place would streamline tracking the revenue cycle. Then performing quality control checks on the claims looked possible and valuable. From there it became clear that with end-to-end data in place, effective billing automation should be the goal. But because of the massive and variable product mix from practice to practice when considering all the combinations of procedures and contracted billing rates, it would take more than simple robotic process automation to solve the problem. So David began working with a few experienced machine learning engineers and data scientist to create proofs of concepts on some of the models and ideas.



Reduce Errors & Save Time
Show True Cost of Every Appt.
NO MORE GUESSING
Replace $$$ Consultants
10X CHEAPER
60X FASTER
REAL TIME
Easy Automated Billing
LEAVE #S TO THE ROBOTS
Adds $65k in Annual Profit

The models produced results and the Shasta team began to use some of the data scientists' outputs in their inactive patient reactivation efforts. Further, the costing models, that can update in real-time, provided similar recommendations in 1 day of programming that the consultant took months to provide. Those changes increased monthly net income in one single-doctor practice by $5000 a month.

The Market Opportunity



Market
Census
250,000 Dentists
200,000 Practices
$600K-1200K+ Rev. Dentist/Yr
Most are Small Business
80%
Independent
8%
Group Practice
12%
Corporate DSO
Size
Dental Services
$128 Billion
Billing & BI
$5.7 B

Dentists collect over $128 Billion a year in payments from patients and insurance payors. To collect that revenue, those 200,000 practices spend $5.7 Billion on billing, consulting, and business intelligence services - alternatives to Woobie's solution, Dental Dash.



Revenue Cycle Ecosystem
market crowded w/ partial bandaids
• expensive
• unitaskers
• no interoperability
Dental Dash TAM: $5.7B
TAM: $1.2B
Practice BI Tools
(Alternative)
TAM: $0.9B
Dental Consultants
(Alternative & Channel)
TAM: $3.6B
Billing Outsourcing Firms
(Alternative or Complement)
Many Individuals
& Small Firms
Dental
Dash
Adjacent Add-ons
(Complement)
Practice Management
Software (Platform)
JARVIS
blueiq
PRACTICE
frontdeskDDS
ELEVATE
eAssist
DENTRIX
eaglesoft
Opendental
& Many Others...
weave
modento
Flex
Pearly

The market for dental add-on software is highly fragmented and dominated by tools focused on helping dentists improve their top-line revenue. Accounting tools like QuickBooks Online can provide monthly balances, but they are not helpful in helping office managers and owners modify their practice operations to increase profit margins. We are excited to enter a market where unitasker tools are common and most vendors welcome cross-selling relationships. Understanding dental unit economics at the patient, payor,

procedure, and appointment level, Dental Dash is in a unique position to recommend the right tool to dentists at the right time when they have a known operational problem and Dental Dash can inform the most appropriate (sponsored) solution.

Timeline



Timeline & GTM
Dave Full-Time
& Dev Starts
Closed Beta Begins
CHANGE
Start SaaS Rev
& Claims Beta
750 Free Users
20 Paid Users
$1M ARR Run Rate
JAN '21
FEB
MAR
MAY
JUL
AUG
OCT
JAN '22
MAR '22
Woobie Founded
Start Partnerships &
CX Interviews
SHASTA
DrDDS
Start PayFac Rev
& Open Beta
tilled
Start A.I. Managed
Billing Beta
Oral Surg Medical
Billing & Credit Beta
3 Revenue Streams
49%
19%
32%
PayFac
Tiered SaaS
3% Fee SaaS
Multiple Channels
Digital Inbound
Inside Sales
Consultants
Practice Brokers
Supply Vendors
ISV Partners
0
100
200
300

Forward-looking projections cannot be guaranteed.

The Woobie team spun out from Shasta Dental Services in Late-January 2021 and began product work in February to refactor the proof of concepts tested within the dental group.

Over the spring the team developed relationships with key partners to develop and market a high-quality revenue solution for dentists. Multiple channels and channel partners will be key to meeting dentists where they are accustomed to buying services today. Woobie is beginning subscription revenue in August 2021 and will use a hybrid pricing model using both usage and subscription-based pricing for its software and tech-enabled billing services.